SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

SYNTHETECH, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

87162E100
(CUSIP Number of Class of Securities)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

❒ Rule 13d-1(b)

❒ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

CUSIP NO. 767744105		13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Paul C. Ahrens
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ❒ (b) ❒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 775,841
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 775,841
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 775,841
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ❒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%
12	TYPE OF REPORTING PERSON* IN

Item 1(a).	Name of Issuer.
Synthetech, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:
1290 Industrial Way Albany, OR 97322

Item 2(a).	Name of Persons Filing.
Paul C. Ahrens

Item 2(b).	Address of Principal Business Office.
1290 Industrial Way Albany, OR 97322

Item 2(c).	Citizenship.
United States

Item 2(d).	Title of Class of Securities.
Common Stock

Item 2(e).	CUSIP Number.
87162E100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a) Broker or dealer registered under Section 15 of the Act,

(b) Bank as defined in Section 3(a)(6) of the Act,

(c) Insurance company as defined in Section 3(a)(19) of the Act,

(d) Investment company registered under Section 8 of the Investment Company Act of 1940,

(e) An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E),

(f) An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F),

(g) A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),

(h) A savings association, as defined in Section 3(b) of the Federal Deposit Insurance Act,

(i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940,

(j) A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J),

(k) Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Page 3 of 6 Pages

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Not applicable.

Item 4.	Ownership.

The following describes the ownership of Common Stock by Paul C. Ahrens as of December 31, 2009:

(a) Amount beneficially owned:  775,841

(b) Percent of class:  5.3%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 775,841

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 775,841

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Page 4 of 6 Pages

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable

Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2010	/s/ Paul C. Ahrens
Paul C. Ahrens

Page 6 of 6 Pages